UNITED STATES
	       SECURITIES AND EXCHANGE COMMISSION
		     Washington, D.C. 20549

		   FORM U-13-60 - AMENDMENT No. 1

			  ANNUAL REPORT

			 FOR THE PERIOD

   Beginning   January 1, 2001  and Ending   December 31, 2001

			     TO THE

	     U.S. SECURITIES AND EXCHANGE COMMISSION

			       OF

	       Entergy Enterprises, Inc.
		(Exact Name of Reporting Company)


A                     Subsidiary                  Service Company
		 ("Mutual" or "Subsidiary")

Date of Incorporation    December 30, 1983
If not Incorporated, Date of Organization

State or Sovereign Power under which Incorporated or Organized
Louisiana

Location of Principal Executive Offices of Reporting Company
	639 Loyola Avenue, New Orleans, Louisiana 70113

Name, title, and address of officer to whom correspondence concerning this report should be addressed:

Steven C. McNeal         Vice President and Treasurer
     (Name)                         (Title)
P.O. Box 61000, New Orleans, LA  70116
     (Address)

 Name of Principal Holding Company Whose Subsidiaries are served
		      by Reporting Company:
		       Entergy Corporation

						REVISED

    ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

	    For the Year Ended December 31, 2001

     Schedule XV Comparative Income Statement - REVISED

Account                      Description                     Current Year    Prior Year

	  Income
   457    Services rendered to associate companies             $56,789,411    $50,520,231
   458    Services rendered to nonassociate companies               52,776        169,098
   418    Subsidiary Income                                              -              -
   419    Interest Income                                          679,545      1,140,710
   421    Miscellaneous income or loss                                   -      2,033,139
							      ----------------------------
	  Total Income                                         $57,521,732     53,863,179
							      ----------------------------

	  Expense
   920    Salaries and wages                                    57,034,072     62,858,662
   921    Office supplies and expenses                          14,759,412     15,822,224
   922    Administrative expense transferred - credit          (32,408,017)   (18,617,468)
   923    Outside services employed                             76,440,394     35,342,123
   924    Property insurance                                           220           (163)
   925    Injuries and damages                                       3,358        (12,131)
   926    Employee pensions and benefits                            27,565       (377,375)
   928    Regulatory commission expense                              1,249             58
   930.1  General advertising expenses                               1,141              2
   930.2  Miscellaneous general expenses                        (3,344,540)    10,648,583
   931    Rents                                                  3,153,144      3,059,382
   932    Maintenance of structures and equipment                   13,445         41,327
   940    Active Development                                             -              -
   403    Depreciation and amortization expense                  4,717,328      2,151,018
   408    Taxes other than income taxes                             54,401        143,659
   409    Income taxes                                         (19,742,940)   (17,390,427)
   410    Provision for deferred income taxes                  (12,128,840)    (2,503,092)
   416    Cost & Expense of Merchandising                                -              -
   421    Gain/Loss on Dispositions                             27,548,231              -
   426.1  Donations                                                 21,414          5,126
   426.5  Other deductions                                          63,981         36,384
   431    Other interest expense                                    13,525         18,575
							      ----------------------------
					      Total Expense    116,228,544     91,226,469
							      ----------------------------
							      ----------------------------
				       Net Income or (Loss)   ($58,706,812)  ($37,363,291)
							      ============================


				  14 of 27 pages

      ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		     U-13-60 Amendment No. 1


			Signature Clause


Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.




		      Entergy Enterprises, Inc.
		      (Name of Reporting Company)




		       /s/ Steven C. McNeal,
		       Vice President and Treasurer
		       -------------------------------
		       Steven C. McNeal,
		       Vice President and Treasurer

		  (Print Name and Title of Signing Officer)



Date:   May 20, 2002